FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **May 2007**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
                      Form 20-F   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
                    Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82
_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

By: /s/ Douglas B. Silver

Date: May 22, 2007

Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1   Report of Voting Results – Annual and Special Meeting held May 18, 2007


INTERNATIONAL ROYALTY CORPORATION

Report of Voting Results - Annual and Special Meeting held May 18, 2007


In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of International Royalty Corporation (the "Company") held on May 18, 2007 in Toronto, Ontario (the "Meeting").

1.   **Election of Directors**

A resolution electing the following nine directors of the Company for a term expiring not later than the close of the Company's next annual meeting of shareholders was approved by a vote by way of a show of hands:

> Douglas B. Silver
> Douglas J. Hurst
> George S. Young
> Robert W. Schafer
> Gordon J. Fretwell
> Rene G. Carrier
> Christopher Daly
> Colm St. Roch Seviour
> Edward L. Mercaldo

2.   **Appointment of Auditors**

A resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the Company's next annual meeting of shareholders was approved by a vote by way of a show of hands.

3.   **Amended and Restated Stock Option Plan**

The resolution to approve the Amended and Restated Stock Option Plan was withdrawn by the Corporation and not submitted to shareholders for a vote.

For additional information, please see the Company's management information circular dated April 13, 2007 filed in connection with the Meeting.

DATED at Toronto, Ontario, May 18th, 2007.

INTERNATIONAL ROYALTY CORPORATION

Per: "Ray Jenner"
Name: Ray Jenner
Title: Secretary